CASI PHARMACEUTICALS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

August 29, 2024

VIA EDGAR

Mr. Tyler Howes

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals, Inc. Registration Statement on Form F-3 Filed on August 16, 2024 File No. 333-281621

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CASI Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-281621) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time on Tuesday, September 3, 2024, or as soon thereafter as may be practicable.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

[Signature page follows]

Sincerely,

CASI Pharmaceuticals, Inc.

By:	/s/ Wei-Wu He
Name:	Wei-Wu He
Title:	Chief Executive Officer and Chairman of the Board of Directors

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